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                                                         Filed by CIMA LABS INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                 Subject Company: aaiPharma Inc.
                                                     Commission File No. 0-21185


This filing relates to the merger transaction between CIMA LABS INC., a Delaware corporation ("Cima"), aaiPharma Inc., a Delaware corporation ("aaiPharma"), Scarlet Holding Corporation, a Delaware corporation ("Holding Company"), Scarlet MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company ("S MergerCo"), and Crimson MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company ("C MergerCo"), pursuant to an Agreement and Plan of Merger, dated as of August 5, 2003 (the "Merger Agreement").

ADDITIONAL INFORMATION AND WHERE TO FIND IT

      In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and Cima are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Cima, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. In addition, investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com and may access copies of the documents filed with the SEC by Cima on Cima's website at www.cimalabs.com.

      aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and
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information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima's stockholders in connection with the proposed transaction is set forth in Cima's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

      Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

FORWARD-LOOKING STATEMENTS

     The materials attached below may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

      Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues; new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and Cima's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

     Attached below is a list of frequently asked questions related to the merger.

     Also attached below is the text of an email notice sent to all Cima employees on behalf of James C. Hawley, Vice President, Chief Financial Officer and Secretary of Cima.



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EXTERNAL WEB SITE FAQS:
-----------------------

TRANSACTION SPECIFICS
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1.       WHAT ARE THE TERMS OF THE TRANSACTION?

         Under terms of this transaction, each outstanding share of aaiPharma stock will be exchanged for 1.0 share of the new holding company; each outstanding share of CIMA stock, will be exchanged for 1.3657 shares of the new holding company.

2.       WHAT WILL BE THE OWNERSHIP OF THE COMBINED COMPANY?

         aaiPharma stockholders would own 59.4% of the stock of the combined company, and CIMA stockholders would own 40.6% of the stock of the combined company.

3.       WHAT WILL BE THE NAME OF THE COMBINED COMPANY?

         The name of the new company will be determined before closing. We are engaging a branding firm to help determine the name of the combined company.

4.       WHEN WILL THE DEAL CLOSE?

         The companies must receive both regulatory and stockholder approval before the transaction can close. Provided there are no unforeseen delays, we expect the transaction to close by the end of 2003.

5.       ARE THERE ANY STOCKHOLDER APPROVALS REQUIRED?

         Yes. Both aaiPharma and CIMA stockholder approvals are required. We expect to submit the merger for a vote in the fourth quarter.

6.       IS REGULATORY APPROVAL REQUIRED?

         Hart-Scott-Rodino and other customary regulatory notifications will be filed in the U.S., as well as in certain foreign jurisdictions. We believe that our businesses are complementary rather than competitive, and we will work to obtain antitrust clearance as quickly as possible.

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7.       ARE THERE ANY ANTITRUST CONCERNS?

         There have been no antitrust concerns communicated to us. We believe that our businesses are complementary rather than competitive and we will work to obtain antitrust clearance as quickly as possible.

8.       HAS DUE DILIGENCE BEEN COMPLETED?

         Yes. Both companies and their advisors have completed extensive and detailed due diligence over the past several months including detailed reviews in such areas as: commercial, finance, accounting, legal, regulatory, research and operations.

9. WHAT WAS INVOLVED IN DUE DILIGENCE BY BOTH COMPANIES? MANAGEMENT PRESENTATIONS? REVIEW OF THE OTHER COMPANY'S PIPELINE?

         Diligence was conducted over several months. In addition to diligence in areas such as finance, accounting, legal and regulatory, senior management teams from both companies and their advisors worked together to fully understand the two businesses, their capabilities, their products and their prospects.

10. WHAT IS THE EXPECTED CALENDAR OF MILESTONES LEADING TO COMPLETION OF THE MERGER?

         -- Hart-Scott-Rodino and other required competition regulatory filings are expected to be made promptly

         --       We expect the S-4 to be filed by the end of the third quarter
                  2003

         -- Stockholder approvals and closing is expected by the end of the fourth quarter 2003

11.      IS THIS A MERGER OR AN ACQUISITION?

         This is a merger in which a new holding company will be created that includes management from both companies.

12.      ARE THERE ANY CHANGE-OF-CONTROL PAYMENTS AS A RESULT OF THIS MERGER?

         The merger will trigger an obligation of aaiPharma to tender for its outstanding bonds at a price equal to 101% of principal. The bonds are currently trading at a significantly higher price

         While stock options at both companies will vest as a result of the merger, we do not foresee any significant change-of-control payments to executives or other employees at this time.

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13.      ARE THERE ANY SHOP AND BREAKUP PROVISIONS IN THE DEAL?

         Yes, the merger agreement limits each company's ability to solicit a competing transaction and provides for a $11.5 million break-up fee if the merger agreement is terminated to allow a company to pursue a competing transaction. A copy of the merger agreement will soon be filed by each company on SEC Form 8-K.

14.      WHO ARE THE COMPANIES' ADVISORS?

         Banc of America Securities provided financial advice to AaiPharma and Deutsche Bank served as the advisor to CIMA. Robinson, Bradshaw & Hinson provided legal advice to aaiPharma, and Latham & Watkins and Faegre & Benson provided legal advice to CIMA.

15.      ARE THERE WALKAWAY PROVISIONS?

         There are reciprocal termination provisions standard for transactions of this type, and in various circumstances termination may trigger a termination payment. A copy of the merger agreement will soon be filed by each company on SEC Form 8-K.

16.      WHAT IS THE RATIONALE FOR THE MERGER?

         The merger will accelerate both companies' strategies to develop, enhance and commercialize proprietary pharmaceutical brands. By combining aaiPharma's strong branded product portfolio and robust pipeline with CIMA's pipeline and established proprietary technology, including its orally disintegrating tablet (ODT) drug delivery portfolio, the new company will be a more powerful, science-based specialty pharmaceutical company. With a strong balance sheet, an estimated $30 million in R&D spending and increased state-of-the-art manufacturing capacity, the results of this merger will significantly advance the long-term growth potential of both entities.


17.      WHAT ARE THE BENEFITS OF HAVING A HIGHER MARKET CAP?

         There are several benefits to having a higher market cap such as a more diverse portfolio, more resources to invest into R&D and better return on investment ratio. Importantly, with a higher market cap, we believe that the combined company will be an attractive investment to a much broader group of both small and midcap investors.

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18.      WHAT IS THE FINANCIAL IMPACT (ACCRETION/DILUTION) TO CIMA'S
         STOCKHOLDERS?

         The merger is expected to be immediately accretive to CIMA stockholders. Accretion per diluted share is estimated to be $0.36 and $0.35 in 2004 and 2005, respectively.


19.      WHAT IS THE FINANCIAL IMPACT (ACCRETION/DILUTION) TO AAIPHARMA
         STOCKHOLDERS?

         The merger is expected to be dilutive to aaiPharma stockholders in 2004 and 2005, and accretive thereafter. Dilution to aaiPharma's earnings per diluted share is estimated to be $0.16 and $0.18 in 2004 and 2005, respectively.

20.      WHAT WILL BE THE COMBINED COMPANY'S BOARD MAKEUP?

         The Board of Directors of the combined company will consist of 8 members at closing comprised of four members from each of aaiPharma's and CIMA's current Boards.

21.      WHO WILL BE RESPONSIBLE FOR RUNNING THE COMBINED COMPANY?

         Fred Sancilio, Ph.D., Chairman and CSO of aaiPharma, will become Chairman of the combined company.

         Steve Ratoff, the Interim CEO of CIMA, will become Vice Chairman of the combined company.

         Phil S. Tabbiner, President and CEO of aaiPharma, will become the President and CEO of the combined company.

22.      WHAT WILL BE THE COMBINED FINANCIAL PROFILE OF THE COMBINED COMPANY?

         Combined pro forma 2003 revenue of $350 to 365 million.

         Combined operating income of $90 to $95 million

         Strong balance sheet with more than $50 million in cash and $175 million in long term debt

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23.      WHAT WILL BE THE R&D BUDGET FOR THE COMBINED COMPANY IN THE FIRST FULL
         YEAR OF OPERATION?

         We expect that the R&D budget for the first full year will be approximately $30 million.

24.      WILL THERE BE GOODWILL? HOW WILL THE EXCESS PURCHASE PRICE BE WRITTEN
         OFF?

         This transaction will be accounted for under the new purchase accounting rules adopted in 2001. Thus, goodwill will be created, although not amortized.


25.      WHERE WILL THE COMPANY'S HEADQUARTERS BE LOCATED?

         The new company will be headquartered in Wilmington, NC. We will maintain both of CIMA's laboratory and manufacturing facilities in Minnesota.



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Subject:  Merger/Acquisition News Link on CIMA Web Site

There has been a link set up on our CIMA home page for news related to the aai/CIMA merger.

To access this please go to the CIMA home page at www.cimalabs.com and click on the CIMA/aai Pharma Merger news link.

Thank you.

Diane Keith for Jim Hawley